Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the nine months ended
	July 31, 2019	April 30, 2019	July 31, 2018	July 31, 2019	July 31, 2018
Interest, Dividend and Fee Income
Loans	$5,109	$4,814	$4,246	$14,718	$11,789
Securities (Note 2)	1,407	1,405	1,043	4,126	2,933
Deposits with banks	187	183	161	592	435
	6,703	6,402	5,450	19,436	15,157
Interest Expense
Deposits	2,224	2,110	1,626	6,413	4,199
Subordinated debt	69	69	55	208	165
Other liabilities	1,193	1,088	887	3,291	2,370
	3,486	3,267	2,568	9,912	6,734
Net Interest Income	3,217	3,135	2,882	9,524	8,423
Non-Interest Revenue (Note 1)
Securities commissions and fees	259	254	259	761	769
Deposit and payment service charges	309	290	291	890	844
Trading revenues	115	111	228	319	574
Lending fees	314	277	248	868	731
Card fees	109	116	117	330	317
Investment management and custodial fees	444	426	447	1,298	1,308
Mutual fund revenues	357	356	372	1,060	1,114
Underwriting and advisory fees	260	261	264	765	699
Securities gains, other than trading	90	42	51	181	156
Foreign exchange gains, other than trading	48	51	41	137	140
Insurance revenue	989	710	427	2,748	1,394
Investments in associates and joint ventures	31	52	44	112	129
Other	124	132	123	403	414
	3,449	3,078	2,912	9,872	8,589
Total Revenue	6,666	6,213	5,794	19,396	17,012
Provision for Credit Losses (Note 3)	306	176	186	619	487
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	887	561	269	2,374	962
Non-Interest Expense (Note 1)
Employee compensation	1,960	2,010	1,873	6,042	5,848
Premises and equipment	734	767	672	2,229	2,008
Amortization of intangible assets	135	138	126	406	378
Travel and business development	142	143	126	411	369
Communications	72	78	70	224	212
Professional fees	141	141	144	403	412
Other	307	318	348	928	1,057
	3,491	3,595	3,359	10,643	10,284
Income Before Provision for Income Taxes	1,982	1,881	1,980	5,760	5,279
Provision for income taxes (Note 12)	425	384	443	1,196	1,523
Net Income attributable to Equity Holders of the Bank	$1,557	$1,497	$1,537	$4,564	$3,756
Earnings Per Common Share (Canadian $) (Note 11)
Basic	$2.34	$2.27	$2.32	$6.90	$5.61
Diluted	2.34	2.26	2.31	6.88	5.60
Dividends per common share	1.03	1.00	0.96	3.03	2.82

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

BMO Financial Group Third Quarter Report 2019 35

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the nine months ended
	July 31, 2019	April 30, 2019	July 31, 2018	July 31, 2019	July 31, 2018
Net Income	$1,557	$1,497	$1,537	$4,564	$3,756
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	112	46	16	345	(202)
Reclassification to earnings of (gains) in the period (2)	(14)	(15)	(7)	(43)	(43)
	98	31	9	302	(245)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	290	433	(218)	1,480	(919)
Reclassification to earnings of losses on derivatives designated as cash flow hedges in the period (4)	36	49	101	122	216
	326	482	(117)	1,602	(703)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(577)	556	145	(46)	114
Unrealized gains (losses) on hedges of net foreign operations (5)	94	(103)	(43)	4	(93)
	(483)	453	102	(42)	21
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(233)	(2)	204	(383)	303
Gains (losses) on remeasurement of own credit risk on financial liabilities designed at fair value (7)	31	(98)	26	12	(6)
	(202)	(100)	230	(371)	297
Other Comprehensive Income (Loss), net of taxes	(261)	866	224	1,491	(630)
Total Comprehensive Income attributable to Equity Holders of the Bank	$1,296	$2,363	$1,761	$6,055	$3,126

(1)	Net of income tax (provision) recovery of $(39) million, $(17) million, $(7) million for the three months ended, and $(117) million, $47 million for the nine months ended, respectively.
(2)	Net of income tax provision of $5 million, $5 million, $3 million for the three months ended, and $15 million, $15 million for the nine months ended, respectively.
(3)	Net of income tax (provision) recovery of $(106) million, $(156) million, $78 million for the three months ended, and $(536) million, $318 million for the nine months ended, respectively.
(4)	Net of income tax (recovery) of $(13) million, $(18) million, $(37) million for the three months ended, and $(44) million, $(78) million for the nine months ended, respectively.
(5)	Net of income tax (provision) recovery of $(35) million, $38 million, $16 million for the three months ended, and $(2) million, $34 million for the nine months ended, respectively.
(6)	Net of income tax (provision) recovery of $83 million, $1 million, $(74) million for the three months ended, and $138 million, $(134) million for the nine months ended, respectively.
(7)	Net of income tax (provision) recovery of $(11) million, $36 million, $(12) million for the three months ended, and $(4) million, $(1) million for the nine months ended, respectively.

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

36 BMO Financial Group Third Quarter Report 2019

  Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2019	April 30, 2019	October 31, 2018
Assets
Cash and Cash Equivalents	$38,938	$35,839	$42,142
Interest Bearing Deposits with Banks	6,899	7,518	8,305
Securities (Note 2)
Trading	94,906	100,991	99,697
Fair value through profit or loss	13,548	12,904	11,611
Fair value through other comprehensive income	67,434	68,668	62,440
Debt securities at amortized cost	15,024	7,881	6,485
Other	813	782	702
	191,725	191,226	180,935
Securities Borrowed or Purchased Under Resale Agreements	106,612	110,405	85,051
Loans
Residential mortgages	122,054	120,778	119,620
Consumer instalment and other personal	65,989	64,454	63,225
Credit cards	8,749	8,467	8,329
Business and government	222,857	221,253	194,456
	419,649	414,952	385,630
Allowance for credit losses (Note 3)	(1,802)	(1,710)	(1,639)
	417,847	413,242	383,991
Other Assets
Derivative instruments	22,200	20,627	26,204
Customers’ liability under acceptances	24,741	21,702	18,585
Premises and equipment	1,989	1,983	1,986
Goodwill	6,329	6,500	6,373
Intangible assets	2,319	2,331	2,272
Current tax assets	1,257	1,309	1,515
Deferred tax assets	1,662	1,765	2,039
Other	16,662	16,023	14,677
	77,159	72,240	73,651
Total Assets	$839,180	$830,470	$774,075
Liabilities and Equity
Deposits (Note 6)	$553,383	$548,837	$520,928
Other Liabilities
Derivative instruments	23,613	21,549	24,411
Acceptances	24,741	21,702	18,585
Securities sold but not yet purchased	27,375	32,023	28,804
Securities lent or sold under repurchase agreements	89,829	87,039	66,684
Securitization and structured entities’ liabilities	25,544	25,621	25,051
Current tax liabilities	32	42	50
Deferred tax liabilities	74	73	74
Other	37,070	37,236	36,985
	228,278	225,285	200,644
Subordinated Debt (Note 6)	6,876	6,953	6,782
Equity
Preferred shares and other equity instruments (Note 7)	5,348	4,690	4,340
Common shares (Note 7)	12,958	12,939	12,929
Contributed surplus	303	307	300
Retained earnings	28,241	27,405	25,850
Accumulated other comprehensive income	3,793	4,054	2,302
Total Equity	50,643	49,395	45,721
Total Liabilities and Equity	$839,180	$830,470	$774,075

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

BMO Financial Group Third Quarter Report 2019 37

  Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
Preferred Shares and Other Equity Instruments (Note 7)
Balance at beginning of period	$4,690	$4,240	$4,340	$4,240
Issued during the period	658	-	1,008	-
Balance at End of Period	5,348	4,240	5,348	4,240
Common Shares (Note 7)
Balance at beginning of period	12,939	12,926	12,929	13,032
Issued under the Stock Option Plan	19	18	49	73
Repurchased for cancellation	-	(20)	(20)	(181)
Balance at End of Period	12,958	12,924	12,958	12,924
Contributed Surplus
Balance at beginning of period	307	304	300	307
Stock option expense, net of options exercised	(3)	(1)	1	(10)
Other	(1)	(1)	2	5
Balance at End of Period	303	302	303	302
Retained Earnings
Balance at beginning of period	27,405	24,110	25,850	23,700
Impact from adopting IFRS 9	-	-	-	99
Net income attributable to equity holders of the bank	1,557	1,537	4,564	3,756
Dividends – Preferred shares	(59)	(50)	(159)	(141)
– Common shares	(658)	(614)	(1,936)	(1,810)
Equity issue expense	(4)	-	(8)	-
Common shares repurchased for cancellation (Note 7)	-	(82)	(70)	(703)
Balance at End of Period	28,241	24,901	28,241	24,901
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(111)	(253)	(315)	56
Impact from adopting IFRS 9	-	-	-	(55)
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	112	16	345	(202)
Reclassification to earnings of (gains) in the period	(14)	(7)	(43)	(43)
Balance at End of Period	(13)	(244)	(13)	(244)
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	202	(768)	(1,074)	(182)
Gains (losses) on derivatives designated as cash flow hedges arising during the period	290	(218)	1,480	(919)
Reclassification to earnings of losses on derivatives designated as cash flow hedges in the period	36	101	122	216
Balance at End of Period	528	(885)	528	(885)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	4,168	3,384	3,727	3,465
Unrealized gains (losses) on translation of net foreign operations	(577)	145	(46)	114
Unrealized gains (losses) on hedges of net foreign operations	94	(43)	4	(93)
Balance at End of Period	3,685	3,486	3,685	3,486
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	19	7	169	(92)
Gains (losses) on remeasurement of pension and other employee future benefit plans	(233)	204	(383)	303
Balance at End of Period	(214)	211	(214)	211
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(224)	(213)	(205)	(181)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	31	26	12	(6)
Balance at End of Period	(193)	(187)	(193)	(187)
Total Accumulated Other Comprehensive Income	3,793	2,381	3,793	2,381
Total Equity	$50,643	$44,748	$50,643	$44,748

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

38 BMO Financial Group Third Quarter Report 2019

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
Cash Flows from Operating Activities
Net Income	$1,557	$1,537	$4,564	$3,756
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading	1	(1)	2	1
Net (gain) on securities, other than trading	(91)	(50)	(183)	(157)
Net decrease in trading securities	5,290	830	4,814	2,626
Provision for credit losses (Note 3)	306	186	619	487
Change in derivative instruments – (increase) decrease in derivative asset	(196)	2,233	6,130	6,824
– increase (decrease) in derivative liability	350	(1,380)	(3,377)	(6,213)
Amortization of premises and equipment	110	100	326	295
Amortization of other assets	56	54	163	171
Amortization of intangible assets	135	126	406	378
Net decrease in deferred income tax asset	84	108	386	791
Net increase (decrease) in deferred income tax liability	5	43	2	(7)
Net (increase) decrease in current income tax asset	11	320	257	(391)
Net increase (decrease) in current income tax liability	(6)	-	(17)	(86)
Change in accrued interest – (increase) decrease in interest receivable	80	(40)	(117)	(191)
– increase in interest payable	131	88	303	223
Changes in other items and accruals, net	(1,934)	(2,263)	(2,232)	(2,282)
Net increase in deposits	9,149	13,584	33,047	23,042
Net (increase) in loans	(7,568)	(5,402)	(34,470)	(16,587)
Net (decrease) in securities sold but not yet purchased	(4,445)	(1,108)	(1,430)	(800)
Net increase in securities lent or sold under repurchase agreements	3,772	4,117	23,561	27,770
Net (increase) decrease in securities borrowed or purchased under resale agreements	2,528	(6,453)	(22,086)	(26,177)
Net increase (decrease) in securitization and structured entities’ liabilities	18	(75)	483	417
Net Cash Provided by Operating Activities	9,343	6,554	11,151	13,890
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	81	1,294	(1,267)	2,121
Proceeds from issuance of covered bonds	2,290	-	4,168	2,706
Redemption of covered bonds	(1,511)	-	(3,765)	(567)
Proceeds from issuance of subordinated debt (Note 6)	-	-	-	1,566
Repayment of subordinated debt (Note 6)	-	-	-	(900)
Proceeds from issuance of preferred shares and other equity instruments (Note 7)	658	-	1,008	-
Equity issue expense	(4)	-	(8)	-
Proceeds from issuance of common shares (Note 7)	17	16	43	71
Common shares repurchased for cancellation (Note 7)	-	(102)	(90)	(884)
Cash dividends paid	(687)	(642)	(2,035)	(1,918)
Net Cash Provided by (Used in) Financing Activities	844	566	(1,946)	2,195
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	508	53	1,420	(1,052)
Purchases of securities, other than trading	(16,754)	(9,275)	(43,019)	(31,112)
Maturities of securities, other than trading	2,749	4,378	10,538	9,927
Proceeds from sales of securities, other than trading	7,710	3,187	20,033	15,084
Premises and equipment – net (purchases)	(117)	(49)	(303)	(168)
Purchased and developed software – net (purchases)	(153)	(148)	(457)	(415)
Net Cash (Used in) Investing Activities	(6,057)	(1,854)	(11,788)	(7,736)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,031)	(116)	(621)	124
Net increase (decrease) in Cash and Cash Equivalents	3,099	5,150	(3,204)	8,473
Cash and Cash Equivalents at Beginning of Period	35,839	35,922	42,142	32,599
Cash and Cash Equivalents at End of Period	$38,938	$41,072	$38,938	$41,072
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period	$3,371	$2,391	$9,614	$6,143
Income taxes paid in the period	$432	$63	$1,145	$1,140
Interest received in the period	$6,328	$4,993	$17,945	$13,667
Dividends received in the period	$431	$401	$1,274	$1,247

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

BMO Financial Group Third Quarter Report 2019 39

Notes to Consolidated Financial Statements

July 31, 2019 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2018, with the exception of the adoption of IFRS 15 Revenue from Contracts with Customers discussed below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2018 as set out on pages 148 to 209 of our 2018 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on August 27, 2019.

Changes in Accounting Policy

Effective November 1, 2018, we adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). We elected to retrospectively present prior periods as if IFRS 15 had always been applied. Under the new standard, the primary impact is the reclassification of amounts within the Consolidated Statement of Income. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, when customers reimburse us for certain out-of-pocket expenses incurred on their behalf, we will record the reimbursement in non-interest revenue. Previously, these reimbursements were recorded as a reduction in the related expense. There is also minimal impact to net income resulting from the fact that IFRS 15 does not require discounting of loyalty reward liabilities and we will amortize costs to obtain card customers, which were previously expensed as incurred.

The following table summarizes the impacts of applying IFRS 15 on our prior period Consolidated Statement of Income:

(Canadian $ in millions)	For the three months ended	For the nine months ended
	July 31, 2018	July 31, 2018
Increase (decrease) in
Non-Interest Revenue
Securities commissions and fees	-	(3)
Deposit and payment service charges	(3)	(8)
Card fees	(27)	(104)
Investment management and custodial fees	1	4
Underwriting and advisory fees	2	5
Other	1	3
	(26)	(103)
Non-Interest Expense
Employee compensation	-	1
Travel and business development	(31)	(118)
Professional fees	2	6
Other	2	6
	(27)	(105)
Provision for income taxes	-	1
Net Income	1	1

Future Changes in IFRS

Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which provides guidance whereby lessees will recognize a liability for the present value of future lease liabilities and record a corresponding asset on the balance sheet for most leases. There are minimal changes to lessor accounting. IFRS 16 is effective for our fiscal year beginning November 1, 2019.

We have substantially completed our lease assessment and our lease administration system upgrade. In addition, we are developing new processes and internal controls to enable the application of IFRS 16 beginning November 1, 2019.

The main impact for the bank will be recording real estate leases on the balance sheet. Currently, most of our real estate leases are classified as operating leases, whereby we record lease expense over the term of the lease with no asset or liability recorded on the balance sheet other than any related leasehold improvements. Under IFRS 16, we will recognize a right-of-use asset and a lease liability on the balance sheet.

When we adopt IFRS 16, we will recognize the cumulative effect of any changes in opening retained earnings with no changes to prior years.

40 BMO Financial Group Third Quarter Report 2019

Note 2: Securities

Classification of Securities

The bank’s fair value through profit or loss (“FVTPL”) securities of $13,548 million ($11,611 million as at October 31, 2018) are comprised of $2,830 million mandatorily measured at fair value and $10,718 million designated at fair value ($2,828 million and $8,783 million, respectively, as at October 31, 2018).

Our fair value through other comprehensive income (“FVOCI”) securities totalling $67,434 million ($62,440 million as at October 31, 2018), are net of allowance for credit losses of $3 million ($2 million as at October 31, 2018).

Amortized cost securities totalling $15,024 million ($6,485 million as at October 31, 2018), are net of allowance for credit losses of $1 million ($1 million as at October 31, 2018).

Unrealized Gains and Losses on FVOCI Securities

The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	July 31, 2019						October 31, 2018
	Cost/	Gross	Gross		Cost/	Gross	Gross
	Amortized cost	unrealized gains	unrealized losses	Fair value	Amortized cost	unrealized gains	unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	10,987	65	8	11,044	12,884	1	80	12,805
Canadian provincial and municipal governments	7,045	103	1	7,147	6,896	8	42	6,862
U.S. federal government	17,087	443	14	17,516	17,403	4	584	16,823
U.S. states, municipalities and agencies	4,095	73	3	4,165	3,694	16	55	3,655
Other governments	6,939	128	2	7,065	4,818	2	30	4,790
National Housing Act (NHA) mortgage-backed securities (MBS)	2,114	24	1	2,137	2,382	6	18	2,370
U.S. agency MBS and collateralized mortgage obligations (CMO)	12,828	69	91	12,806	11,811	2	496	11,317
Corporate debt	5,379	97	1	5,475	3,783	6	33	3,756
Corporate equity	79	-	-	79	62	-	-	62
Total	66,553	1,002	121	67,434	63,733	45	1,338	62,440

  Unrealized gains (losses) are disclosed before the impact of any accounting hedges.

Interest Income on Debt Securities

The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
FVOCI - Debt	403	311	1,202	783
Amortized cost	75	42	163	134
Total	478	353	1,365	917

BMO Financial Group Third Quarter Report 2019 41

Note 3: Loans and Allowance for Credit Losses

Credit Risk Exposure

The following table sets out our credit risk exposure for all loans carried at amortized cost or FVTPL. Stage 1 represents those performing loans carried with a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)				July 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	-	-	-	-
Very low	75,567	138	-	75,705
Low	20,513	2,698	-	23,211
Medium	12,639	4,875	-	17,514
High	99	425	-	524
Not rated	4,372	311	-	4,683
Impaired	-	-	417	417
Allowance for credit losses	14	34	17	65
Carrying amount	113,176	8,413	400	121,989
Loans: Consumer instalment and other personal
Exceptionally low	20,704	23	-	20,727
Very low	15,735	169	-	15,904
Low	9,992	343	-	10,335
Medium	10,161	4,139	-	14,300
High	383	1,412	-	1,795
Not rated	2,328	103	-	2,431
Impaired	-	-	497	497
Allowance for credit losses	84	306	134	524
Carrying amount	59,219	5,883	363	65,465
Loans: Credit cards
Exceptionally low	2,429	1	-	2,430
Very low	1,187	22	-	1,209
Low	919	187	-	1,106
Medium	1,947	890	-	2,837
High	129	443	-	572
Not rated	595	-	-	595
Impaired	-	-	-	-
Allowance for credit losses	42	203	-	245
Carrying amount	7,164	1,340	-	8,504
Loans: Business and government (1)
Acceptable
Investment grade	134,344	989	-	135,333
Sub-investment grade	94,577	11,107	-	105,684
Watchlist	-	5,063	-	5,063
Impaired	-	-	1,518	1,518
Allowance for credit losses	269	403	296	968
Carrying amount	228,652	16,756	1,222	246,630
Commitments and financial guarantee contracts
Acceptable
Investment grade	129,427	290	-	129,717
Sub-investment grade	45,286	7,227	-	52,513
Watchlist	-	2,079	-	2,079
Impaired	-	-	316	316
Allowance for credit losses	127	106	23	256
Carrying amount	174,586	9,490	293	184,369

(1)	Includes customers’ liability under acceptances.

42 BMO Financial Group Third Quarter Report 2019

(Canadian $ in millions)	October 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	-	-	-	-
Very low	76,314	125	-	76,439
Low	18,975	2,479	-	21,454
Medium	12,621	3,765	-	16,386
High	90	445	-	535
Not rated	4,250	181	-	4,431
Impaired	-	-	375	375
Allowance for credit losses	20	37	19	76
Carrying amount	112,230	6,958	356	119,544
Loans: Consumer instalment and other personal
Exceptionally low	20,236	20	-	20,256
Very low	13,364	222	-	13,586
Low	12,581	364	-	12,945
Medium	7,707	4,153	-	11,860
High	357	1,427	-	1,784
Not rated	2,105	168	-	2,273
Impaired	-	-	521	521
Allowance for credit losses	83	312	143	538
Carrying amount	56,267	6,042	378	62,687
Loans: Credit cards
Exceptionally low	2,403	4	-	2,407
Very low	1,140	11	-	1,151
Low	943	107	-	1,050
Medium	1,742	874	-	2,616
High	108	428	-	536
Not rated	568	1	-	569
Impaired	-	-	-	-
Allowance for credit losses	39	191	-	230
Carrying amount	6,865	1,234	-	8,099
Loans: Business and government (1)
Acceptable
Investment grade	109,774	2,148	-	111,922
Sub-investment grade	88,348	7,308	-	95,656
Watchlist	-	4,423	-	4,423
Impaired	-	-	1,040	1,040
Allowance for credit losses	232	355	208	795
Carrying amount	197,890	13,524	832	212,246
Commitments and financial guarantee contracts
Acceptable
Investment grade	116,108	1,722	-	117,830
Sub-investment grade	44,895	3,426	-	48,321
Watchlist	-	1,650	-	1,650
Impaired	-	-	242	242
Allowance for credit losses	108	96	27	231
Carrying amount	160,895	6,702	215	167,812

(1)	Includes customers’ liability under acceptances.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2019 43

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $2,058 million at July 31, 2019 ($1,870 million at October 31, 2018) of which $1,802 million ($1,639 million at October 31, 2018) was recorded in loans and $256 million ($231 million at October 31, 2018) was recorded in other liabilities in our Consolidated Balance Sheet.

Changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

The following table shows the continuity in the loss allowance by each product type for the three months ended July 31, 2019:

(Canadian $ in millions)
For the three months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at April 30, 2019	16	37	44	97
Transfer to Stage 1	7	(6)	(1)	-
Transfer to Stage 2	(1)	2	(1)	-
Transfer to Stage 3	-	(3)	3	-
Net remeasurement of loss allowance	(9)	6	-	(3)
Loan originations	2	-	-	2
Derecognitions and maturities	(1)	(1)	-	(2)
Total Provision for Credit Losses (“PCL”) (1)	(2)	(2)	1	(3)
Write-offs	-	-	(6)	(6)
Recoveries of previous write-offs	-	-	7	7
Foreign exchange and other	-	-	(8)	(8)
Balance as at July 31, 2019	14	35	38	87
Loans: Consumer instalment and other personal
Balance as at April 30, 2019	86	324	128	538
Transfer to Stage 1	44	(42)	(2)	-
Transfer to Stage 2	(4)	18	(14)	-
Transfer to Stage 3	(1)	(32)	33	-
Net remeasurement of loss allowance	(40)	66	52	78
Loan originations	12	-	-	12
Derecognitions and maturities	(4)	(13)	-	(17)
Total PCL (1)	7	(3)	69	73
Write-offs	-	-	(80)	(80)
Recoveries of previous write-offs	-	-	25	25
Foreign exchange and other	(1)	(1)	(7)	(9)
Balance as at July 31, 2019	92	320	135	547
Loans: Credit cards
Balance as at April 30, 2019	77	231	-	308
Transfer to Stage 1	28	(28)	-	-
Transfer to Stage 2	(5)	5	-	-
Transfer to Stage 3	(1)	(46)	47	-
Net remeasurement of loss allowance	(24)	79	24	79
Loan originations	5	-	-	5
Derecognitions and maturities	(1)	(6)	-	(7)
Total PCL (1)	2	4	71	77
Write-offs	-	-	(91)	(91)
Recoveries of previous write-offs	-	-	20	20
Foreign exchange and other	-	1	-	1
Balance as at July 31, 2019	79	236	-	315
Loans: Business and government
Balance as at April 30, 2019	336	423	260	1,019
Transfer to Stage 1	31	(30)	(1)	-
Transfer to Stage 2	(16)	17	(1)	-
Transfer to Stage 3	(1)	(14)	15	-
Net remeasurement of loss allowance	(23)	91	89	157
Loan originations	53	-	-	53
Derecognitions and maturities	(28)	(22)	-	(50)
Total PCL (1)	16	42	102	160
Write-offs	-	-	(52)	(52)
Recoveries of previous write-offs	-	-	2	2
Foreign exchange and other	(1)	(4)	(15)	(20)
Balance as at July 31, 2019	351	461	297	1,109
Total as at July 31, 2019	536	1,052	470	2,058
Comprised of: Loans	409	946	447	1,802
Other credit instruments (2)	127	106	23	256

(1)	Excludes provision for credit losses on other assets of $(1) million.
(2)	Recorded in other liabilities on the Consolidated Balance Sheet.

44 BMO Financial Group Third Quarter Report 2019

The following table shows the continuity in the loss allowance by each product type for the nine months ended July 31, 2019:

(Canadian $ in millions)
For the nine months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at October 31, 2018	20	38	44	102
Transfer to Stage 1	21	(19)	(2)	-
Transfer to Stage 2	(2)	5	(3)	-
Transfer to Stage 3	-	(7)	7	-
Net remeasurement of loss allowance	(29)	21	7	(1)
Loan originations	5	-	-	5
Derecognitions and maturities	(1)	(3)	-	(4)
Total PCL (1)	(6)	(3)	9	-
Write-offs	-	-	(13)	(13)
Recoveries of previous write-offs	-	-	12	12
Foreign exchange and other	-	-	(14)	(14)
Balance as at July 31, 2019	14	35	38	87
Loans: Consumer instalment and other personal
Balance as at October 31, 2018	90	326	144	560
Transfer to Stage 1	131	(122)	(9)	-
Transfer to Stage 2	(13)	62	(49)	-
Transfer to Stage 3	(4)	(84)	88	-
Net remeasurement of loss allowance	(134)	168	112	146
Loan originations	35	-	-	35
Derecognitions and maturities	(12)	(30)	-	(42)
Total PCL (1)	3	(6)	142	139
Write-offs	-	-	(233)	(233)
Recoveries of previous write-offs	-	-	97	97
Foreign exchange and other	(1)	-	(15)	(16)
Balance as at July 31, 2019	92	320	135	547
Loans: Credit cards
Balance as at October 31, 2018	74	219	-	293
Transfer to Stage 1	78	(78)	-	-
Transfer to Stage 2	(16)	16	-	-
Transfer to Stage 3	(1)	(125)	126	-
Net remeasurement of loss allowance	(68)	221	58	211
Loan originations	15	-	-	15
Derecognitions and maturities	(3)	(18)	-	(21)
Total PCL (1)	5	16	184	205
Write-offs	-	-	(250)	(250)
Recoveries of previous write-offs	-	-	66	66
Foreign exchange and other	-	1	-	1
Balance as at July 31, 2019	79	236	-	315
Loans: Business and government
Balance as at October 31, 2018	298	408	209	915
Transfer to Stage 1	139	(135)	(4)	-
Transfer to Stage 2	(41)	53	(12)	-
Transfer to Stage 3	(1)	(41)	42	-
Net remeasurement of loss allowance	(141)	230	159	248
Loan originations	163	-	-	163
Derecognitions and maturities	(75)	(57)	-	(132)
Total PCL (1)	44	50	185	279
Write-offs	-	-	(123)	(123)
Recoveries of previous write-offs	-	-	61	61
Foreign exchange and other	9	3	(35)	(23)
Balance as at July 31, 2019	351	461	297	1,109
Total as at July 31, 2019	536	1,052	470	2,058
Comprised of: Loans	409	946	447	1,802
Other credit instruments (2)	127	106	23	256

(1)	Excludes provision for credit losses on other assets of $(4) million.
(2)	Recorded in other liabilities on the Consolidated Balance Sheet.

BMO Financial Group Third Quarter Report 2019 45

The following table shows the continuity in the loss allowance by each product type for the three months ended July 31, 2018:

(Canadian $ in millions)
For the three months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at April 30, 2018	19	31	46	96
Transfer to Stage 1	7	(6)	(1)	-
Transfer to Stage 2	-	2	(2)	-
Transfer to Stage 3	-	(1)	1	-
Net remeasurement of loss allowance	(7)	11	9	13
Loan originations	2	-	-	2
Derecognitions and maturities	(1)	(1)	-	(2)
Total PCL (1)	1	5	7	13
Write-offs	-	-	(5)	(5)
Recoveries of previous write-offs	-	-	1	1
Foreign exchange and other	1	1	(4)	(2)
Balance as at July 31, 2018	21	37	45	103
Loans: Consumer instalment and other personal
Balance as at April 30, 2018	86	328	147	561
Transfer to Stage 1	44	(41)	(3)	-
Transfer to Stage 2	(3)	20	(17)	-
Transfer to Stage 3	(1)	(29)	30	-
Net remeasurement of loss allowance	(40)	81	39	80
Loan originations	10	-	-	10
Derecognitions and maturities	(5)	(13)	-	(18)
Total PCL (1)	5	18	49	72
Write-offs	-	-	(75)	(75)
Recoveries of previous write-offs	-	-	28	28
Foreign exchange and other	(1)	2	(3)	(2)
Balance as at July 31, 2018	90	348	146	584
Loans: Credit cards
Balance as at April 30, 2018	77	246	-	323
Transfer to Stage 1	33	(33)	-	-
Transfer to Stage 2	(6)	6	-	-
Transfer to Stage 3	-	(51)	51	-
Net remeasurement of loss allowance	(34)	75	2	43
Loan originations	4	-	-	4
Derecognitions and maturities	(1)	(11)	-	(12)
Total PCL (1)	(4)	(14)	53	35
Write-offs	-	-	(79)	(79)
Recoveries of previous write-offs	-	-	26	26
Foreign exchange and other	-	1	-	1
Balance as at July 31, 2018	73	233	-	306
Loans: Business and government
Balance as at April 30, 2018	291	368	233	892
Transfer to Stage 1	44	(40)	(4)	-
Transfer to Stage 2	(8)	12	(4)	-
Transfer to Stage 3	(1)	(22)	23	-
Net remeasurement of loss allowance	(54)	81	53	80
Loan originations	51	-	-	51
Derecognitions and maturities	(25)	(31)	-	(56)
Model changes	(7)	(3)	-	(10)
Total PCL (1)	-	(3)	68	65
Write-offs	-	-	(60)	(60)
Recoveries of previous write-offs	-	-	14	14
Foreign exchange and other	1	3	(9)	(5)
Balance as at July 31, 2018	292	368	246	906
Total as at July 31, 2018	476	986	437	1,899
Comprised of: Loans	369	882	409	1,660
Other credit instruments (2)	107	104	28	239

(1)	Excludes provision for credit losses on other assets of $1 million.
(2)	Recorded in other liabilities on the Consolidated Balance Sheet.

46 BMO Financial Group Third Quarter Report 2019

The following table shows the continuity in the loss allowance by each product type for the nine months ended July 31, 2018:

(Canadian $ in millions)
For the nine months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at November 1, 2017	16	34	49	99
Transfer to Stage 1	25	(23)	(2)	-
Transfer to Stage 2	(1)	6	(5)	-
Transfer to Stage 3	-	(7)	7	-
Net remeasurement of loss allowance	(26)	31	14	19
Loan originations	8	-	-	8
Derecognitions and maturities	(2)	(4)	-	(6)
Total PCL (1)	4	3	14	21
Write-offs	-	-	(15)	(15)
Recoveries of previous write-offs	-	-	5	5
Foreign exchange and other	1	-	(8)	(7)
Balance as at July 31, 2018	21	37	45	103
Loans: Consumer instalment and other personal
Balance as at November 1, 2017	76	357	137	570
Transfer to Stage 1	171	(160)	(11)	-
Transfer to Stage 2	(17)	82	(65)	-
Transfer to Stage 3	(3)	(132)	135	-
Net remeasurement of loss allowance	(151)	235	113	197
Loan originations	28	-	-	28
Derecognitions and maturities	(14)	(36)	-	(50)
Total PCL (1)	14	(11)	172	175
Write-offs	-	-	(219)	(219)
Recoveries of previous write-offs	-	-	67	67
Foreign exchange and other	-	2	(11)	(9)
Balance as at July 31, 2018	90	348	146	584
Loans: Credit cards
Balance as at November 1, 2017	83	254	-	337
Transfer to Stage 1	149	(149)	-	-
Transfer to Stage 2	(32)	32	-	-
Transfer to Stage 3	(1)	(152)	153	-
Net remeasurement of loss allowance	(139)	282	13	156
Loan originations	15	-	-	15
Derecognitions and maturities	(2)	(35)	-	(37)
Total PCL (1)	(10)	(22)	166	134
Write-offs	-	-	(242)	(242)
Recoveries of previous write-offs	-	-	76	76
Foreign exchange and other	-	1	-	1
Balance as at July 31, 2018	73	233	-	306
Loans: Business and government
Balance as at November 1, 2017	268	410	234	912
Transfer to Stage 1	95	(90)	(5)	-
Transfer to Stage 2	(21)	35	(14)	-
Transfer to Stage 3	(1)	(50)	51	-
Net remeasurement of loss allowance	(99)	135	139	175
Loan originations	117	-	-	117
Derecognitions and maturities	(59)	(71)	-	(130)
Model changes	(7)	(3)	-	(10)
Total PCL (1)	25	(44)	171	152
Write-offs	-	-	(190)	(190)
Recoveries of previous write-offs	-	-	45	45
Foreign exchange and other	(1)	2	(14)	(13)
Balance as at July 31, 2018	292	368	246	906
Total as at July 31, 2018	476	986	437	1,899
Comprised of: Loans	369	882	409	1,660
Other credit instruments (2)	107	104	28	239

(1)	Excludes provision for credit losses on other assets of $5 million.
(2)	Recorded in other liabilities on the Consolidated Balance Sheet.

Loans and allowance for credit losses by geographic region are as follows:

(Canadian $ in millions)	July 31, 2019				October 31, 2018
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount
By geographic region (1):
Canada	255,070	192	732	254,146	243,261	189	689	242,383
United States	154,107	255	608	153,244	132,789	181	574	132,034
Other countries	10,472	-	15	10,457	9,580	-	6	9,574
Total	419,649	447	1,355	417,847	385,630	370	1,269	383,991

(1)	Geographic region is based upon country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $23 million for other credit instruments, which is included in other liabilities ($27 million as at October 31, 2018).
(3)	Excludes allowance for credit losses on performing loans of $233 million for other credit instruments, which is included in other liabilities ($204 million as at October 31, 2018).

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2019 47

Renegotiated Loans

The carrying value of our renegotiated loans was $1,023 million as at July 31, 2019 ($1,129 million as at October 31, 2018), with $427 million classified as performing as at July 31, 2019 ($541 million as at October 31, 2018). Renegotiated loans of $18 million and $26 million, respectively, were written off in the three and nine months ended July 31, 2019 ($9 million and $42 million, respectively, for the three and nine months ended July 31, 2018).

Note 4: Transfer of Assets

Loan Securitization

We sell Canadian mortgage loans to bank-sponsored and third-party Canadian securitization programs, including the Canadian Mortgage Bond program, directly to third-party investors under the NHA-MBS program and under our own program. We assess whether substantially all of the risks and rewards of or control over the loans have been transferred to determine if they qualify for derecognition.

During the three and nine months ended July 31, 2019, we sold $1,084 million and $4,004 million, respectively, of loans to these programs ($2,651 million and $6,682 million, respectively, for the three and nine months ended July 31, 2018).

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)		July 31, 2019		October 31, 2018
	Carrying amount of assets (1)	Carrying amount of associated liabilities	Carrying amount of assets (1)	Carrying amount of associated liabilities
Residential mortgages	6,290		5,569
Other related assets (2)	11,148		11,640
Total (3)	17,438	16,959	17,209	16,925

(1)	Carrying amount of loans is net of allowance for credit losses.
(2)

Other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying amount of the securitized assets in the above table.

(3)

The fair values of assets and associated liabilities are $17,459 million and $17,200 million, respectively, as at July 31, 2019 ($17,105 million and $16,763 million, respectively, as at October 31, 2018).

During the three and nine months ended July 31, 2019, we sold and derecognized $121 million and $302 million, respectively, of mortgage loans purchased or originated in the U.S. ($278 million and $708 million, respectively, for the three and nine months ended July 31, 2018). We retain the mortgage servicing rights for these loans, which represent our continuing involvement. As at July 31, 2019, the carrying value of the mortgage servicing rights was $45 million ($52 million as at October 31, 2018).

Note 5: Acquisitions

KGS-Alpha Capital Markets (“KGS”)

On September 1, 2018, we completed the acquisition of the business of KGS, a U.S. fixed income broker-dealer specializing in U.S. mortgage and asset-backed securities in the institutional investor market, for cash consideration of US$304 million (CAD$397 million). During the three months ended January 31, 2019, the purchase price decreased to US$303 million (CAD$396 million) due to a post-closing adjustment based upon working capital. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Capital Markets reporting segment.

As part of this acquisition, we acquired intangible assets of $49 million and goodwill of $54 million. The intangible assets are being amortized over three to fourteen years on an accelerated basis. Goodwill of $32 million related to this acquisition is deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
KGS
Securities - trading	5,193
Securities borrowed or purchased under resale agreements	5,669
Goodwill and intangible assets	103
Other assets	583
Total assets	11,548
Securities lent or sold under repurchase agreements	9,563
Securities sold but not yet purchased	1,431
Other liabilities	158
Purchase price	396

  The purchase price allocation for KGS is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

48 BMO Financial Group Third Quarter Report 2019

Note 6: Deposits and Subordinated Debt

Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (4)(5)		Total
	July 31, 2019	October 31, 2018	July 31, 2019	October 31, 2018	July 31, 2019	October 31, 2018	July 31, 2019	October 31, 2018	July 31, 2019	October 31, 2018
Deposits by:
Banks (1)	2,606	1,450	1,424	1,400	883	526	24,407	24,531	29,320	27,907
Business and government	25,181	25,266	32,159	33,984	79,734	67,026	189,908	185,901	326,982	312,177
Individuals	3,233	3,476	22,548	21,345	92,862	90,233	78,438	65,790	197,081	180,844
Total (2) (3)	31,020	30,192	56,131	56,729	173,479	157,785	292,753	276,222	553,383	520,928
Booked in:
Canada	25,514	21,735	48,406	47,231	86,459	82,091	179,587	160,069	339,966	311,126
United States	4,398	7,395	7,704	9,477	85,875	74,476	86,000	86,805	183,977	178,153
Other countries	1,108	1,062	21	21	1,145	1,218	27,166	29,348	29,440	31,649
Total	31,020	30,192	56,131	56,729	173,479	157,785	292,753	276,222	553,383	520,928

(1)	Includes regulated and central banks.
(2)	Includes structured notes designated at fair value through profit or loss.
(3)

As at July 31, 2019 and October 31, 2018, total deposits payable on a fixed date included $31,317 million and $29,673 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at July 31, 2019 and October 31, 2018 are $274,625 million and $259,747 million, respectively, of deposits denominated in U.S. dollars, and $33,792 million and $37,427 million, respectively, of deposits denominated in other foreign currencies.

(4)

Includes $260,007 million of deposits, each greater than one hundred thousand dollars, of which $165,061 million were booked in Canada, $67,790 million were booked in the United States and $27,156 million were booked in other countries ($246,685 million, $145,574 million, $71,770 million and $29,341 million, respectively, as at October 31, 2018). Of the $165,061 million of deposits booked in Canada, $65,563 million mature in less than three months, $8,403 million mature in three to six months, $18,226 million mature in six to twelve months and $72,869 million mature after twelve months ($145,574 million, $55,190 million, $3,836 million, $12,909 million and $73,639 million, respectively, as at October 31, 2018).

(5)

Includes $12,992 million of senior unsecured debt as at July 31, 2019 subject to the Bank Recapitalization (Bail-In) regime ($37 million as at October 31, 2018). The Bail-In regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Subordinated Debt

During the three and nine months ended July 31, 2019, we did not issue or redeem any subordinated debt. On August 1, 2019, we announced our intention to redeem all of our $1 billion 3.12% Series – H Medium Term Notes First Tranche on September 19, 2019.

Note 7: Equity

Preferred and Common Shares Outstanding and Other Equity Instruments (1)

(Canadian $ in millions, except as noted)	July 31, 2019		October 31, 2018
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares - Classified as Equity
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	Not convertible	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - Series 37	(2)(3)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - Series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - Series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - Series 43	(2)(3)
Class B – Series 44	16,000,000	400	16,000,000	400	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	-	-	Class B - Series 47	(2)(3)
Preferred Shares - Classified as Equity		4,690		4,340
Other Equity Instruments		658		-	Variable number of common shares	(4)
Common Shares (5) (6)	639,035,737	12,958	639,329,625	12,929
Share Capital and Other Equity Instruments		18,306		17,269

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2018 on pages 182 and 192 of our 2018 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)

The shares issued include a non-viability contingent capital provision, which is necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the share value of the preferred share issuance (including declared and unpaid dividends on such preferred share issuance) by the conversion price and then times the multiplier.

(4)

The Other Equity Instruments (notes) issued include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital under Basel III. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, the notes are convertible into common shares of the bank determined by dividing (a) the product of the Multiplier of 1.25, and the Note Value, by (b) the Conversion Price which is the greater of the Floor price of $5 and the current market price.

(5)	The stock options issued under the Stock Option Plan are convertible into 6,318,299 common shares as at July 31, 2019 (6,095,201 common shares as at October 31, 2018).
(6)

During the three and nine months ended July 31, 2019, we did not issue any common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan. During the three and nine months ended July 31, 2019, we issued 274,868 and 706,112 common shares, respectively, under the Stock Option Plan.

BMO Financial Group Third Quarter Report 2019 49

Preferred Shares

During the three and nine months ended July 31, 2019, we did not redeem any preferred shares.

On June 27, 2019, we announced that we did not intend to exercise our right to redeem the currently outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 29 (Preferred Shares Series 29) on August 25, 2019. As a result, subject to certain conditions, the holders of Preferred Shares Series 29 had the right, at their option, by August 12, 2019, to convert any or all of their Preferred Shares Series 29 on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares Series 30 (Preferred Shares Series 30). During the conversion period, which ran from July 26, 2019 to August 12, 2019, 223,098 Preferred Shares Series 29 were tendered for conversion into Preferred Shares Series 30, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 29 prospectus supplement dated May 30, 2014. As a result, no Preferred Shares Series 30 were issued and holders of Preferred Shares Series 29 retained their shares. The dividend rate for the Preferred Shares Series 29 for the five year period commencing on August 25, 2019, and ending on August 24, 2024, is 3.624%.

On April 17, 2019, we issued 14 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC)), at a price of $25 per share, for gross proceeds of $350 million. For the initial five year period to the earliest redemption date of May 25, 2024, the shares pay quarterly cash dividends, if declared, at a rate of 5.1% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 3.51%. Holders have the option to convert their shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 47 (Preferred Shares Series 47), subject to certain conditions, on the earliest redemption date and every fifth year thereafter. Holders of the Preferred Shares Series 47 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared, equal to the 3-month Government of Canada Treasury Bill yield plus 3.51%.

On March 29, 2019, we announced that we did not intend to exercise our right to redeem the currently outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 27 (Preferred Shares Series 27) on May 25, 2019. As a result, subject to certain conditions, the holders of Preferred Shares Series 27 had the right, at their option, by May 10, 2019, to convert any or all of their Preferred Shares Series 27 on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares Series 28 (Preferred Shares Series 28). During the conversion period, which ran from April 25, 2019 to May 10, 2019, 412,564 Preferred Shares Series 27 were tendered for conversion into Preferred Shares Series 28, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 27 prospectus supplement dated April 16, 2014. As a result, no Preferred Shares Series 28 were issued and holders of Preferred Shares Series 27 retained their shares. The dividend rate for the Preferred Shares Series 27 for the five year period commencing on May 25, 2019, and ending on May 24, 2024, is 3.852%.

Other Equity Instruments

On July 30, 2019, we issued US$500 million 4.800% Additional Tier 1 Capital Notes (NVCC) (“notes”) which are classified as equity and form part of our additional Tier 1 non-viability contingent capital. The notes are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability component of the notes and, as a result, the full amount of proceeds has been classified as equity. Semi-annual distributions on the notes will be recorded when payable. The rights of the holders of our notes are subordinate to the claims of the depositors and certain other creditors but rank above our common and preferred shares.

(Canadian $ in millions, except as noted)
	Face value		Interest rate (%)	Redeemable at our option	Convertible to	July 31, 2019	October 31, 2018
4.800% Additional Tier 1 Capital Notes	US$	500	4.800 (1)	August 2024 (2)	Variable number of common shares (3)	658	-
Total						658	-

(1)	Non-cumulative interest is payable semi-annually in arrears, at the bank’s discretion.
(2)

The notes are redeemable, at a redemption price equal to 100% of the principal amount, plus any accrued and unpaid interest, in whole or in part at our option on or after the first interest reset date in 2024 or following certain regulatory or tax events. The bank may, at any time, purchase the notes at any price in the open market.

(3)

The notes issued include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital under Basel III. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, the notes are convertible into common shares of the bank determined by dividing (a) the product of the Multiplier of 1.25, and the Note Value, by (b) the Conversion Price which is the greater of the Floor price of $5 and the current market price.

Common Shares

On June 3, 2019, we renewed our normal course issuer bid (“NCIB”) effective for one year. Under this bid, we may purchase up to 15 million common shares for cancellation. The NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion, based on factors such as market conditions and capital levels.

During the three months ended July 31, 2019, we did not purchase for cancellation any common shares under the NCIB. During the nine months ended July 31, 2019, 1 million common shares were purchased for cancellation.

Capital Trust Securities

On December 31, 2018, BMO Capital Trust II redeemed all of its issued and outstanding BMO Tier 1 Notes - Series A at a redemption amount equal to $1,000 for an aggregate redemption of $450 million, plus accrued and unpaid interest to but excluding the redemption date.

50 BMO Financial Group Third Quarter Report 2019

Note 8: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 to our annual consolidated financial statements for the year ended October 31, 2018 on pages 184 to 190 for further discussion on the determination of fair value.

(Canadian $ in millions)	July 31, 2019		October 31, 2018
	Carrying value	Fair value	Carrying value	Fair value
Securities
Amortized cost	15,024	15,102	6,485	6,288
Loans (1)
Residential mortgages	121,989	122,548	119,544	118,609
Consumer instalment and other personal	65,465	65,806	62,687	62,618
Credit cards	8,504	8,504	8,099	8,099
Business and government (2)	219,681	220,625	192,225	191,989
	415,639	417,483	382,555	381,315

Deposits (3)	537,378	538,311	506,742	506,581
Securitization and structured entities’ liabilities	25,544	25,753	25,051	24,838
Subordinated debt	6,876	7,174	6,782	6,834

  This table excludes financial instruments with a carrying value approximating fair value, including cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Carrying value of loans is net of allowance.
(2)	Excludes $2,230 million of loans classified as FVTPL as at July 31, 2019 ($1,450 million as at October 31, 2018).
(3)	Excludes $16,005 million of structured note liabilities designated at fair value through profit or loss and accounted for at fair value ($14,186 million as at October 31, 2018).

Financial Instruments Designated at Fair Value

Most of our structured note liabilities included in deposits have been designated at fair value through profit or loss which aligns the accounting result with the way the portfolio is managed. The fair value and notional amount due at contractual maturity of these structured notes as at July 31, 2019 were $16,005 million and $15,933 million, respectively ($14,186 million and $15,088 million, respectively, as at October 31, 2018). The change in fair value of these structured notes was recorded as a decrease of $168 million and $1,010 million in non-interest revenue, trading revenue and an increase of $49 million and $35 million recorded in other comprehensive income related to changes in our credit spread, respectively, for the three and nine months ended July 31, 2019 (a decrease of $128 million and an increase of $340 million recorded in non-interest revenue, trading revenue, and an increase of $36 million and a decrease $6 million recorded in other comprehensive income related to changes in our own credit spread, respectively, for the three and nine months ended July 31, 2018). The impact of changes in our credit spread is measured based on movements in our credit spread quarter over quarter. The impact of economic hedges used to manage the exposure is recorded in non-interest revenue, trading revenue.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to July 31, 2019 was an unrealized loss of $296 million, of this an unrealized loss of $220 million was recorded in other comprehensive income, with an unrealized loss of $76 million recorded through the Consolidated Statement of Income prior to the adoption of IFRS 9 own credit provision in 2015.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at July 31, 2019 of $10,718 million ($8,783 million as at October 31, 2018) is recorded in securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $383 million and $976 million in non-interest revenue, insurance revenue, respectively, for the three and nine months ended July 31, 2019 (an increase of $49 million and a decrease of $85 million, respectively, for the three and nine months ended July 31, 2018).

We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at July 31, 2019 of $1,011 million ($800 million as at October 31, 2018) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in an increase of $41 million and an increase of $102 million in insurance claims, commissions, and changes in policy benefit liabilities, respectively, for the three and nine months ended July 31, 2019 (a decrease of $2 million and $15 million, respectively, for the three and nine months ended July 31, 2018). For the three and nine months ended July 31, 2019, a decrease of $7 million and $19 million, respectively, was recorded in other comprehensive income related to changes in our own credit spread (an increase of $3 million and $1 million, respectively, for the three and nine months ended July 31, 2018). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in our credit spread quarter over quarter.

BMO Financial Group Third Quarter Report 2019 51

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. We exercise a degree of judgement in determining whether the market from which a quoted price has been obtained is active. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading and FVTPL securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

52 BMO Financial Group Third Quarter Report 2019

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, loans, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)				July 31, 2019
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	7,593	2,041	-	9,634
Canadian provincial and municipal governments	3,320	4,655	-	7,975
U.S. federal government	8,253	1,324	-	9,577
U.S. states, municipalities and agencies	18	439	-	457
Other governments	1,187	579	-	1,766
NHA MBS, U.S. agency MBS and CMO	31	9,494	246	9,771
Corporate debt	2,450	6,372	26	8,848
Loans	-	193	-	193
Corporate equity	46,684	1	-	46,685
	69,536	25,098	272	94,906
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	526	150	-	676
Canadian provincial and municipal governments	159	1,097	-	1,256
U.S. federal government	6	67	-	73
Other governments	-	49	-	49
NHA MBS, U.S. agency MBS and CMO	-	5	-	5
Corporate debt	80	7,892	-	7,972
Corporate equity	1,543	68	1,906	3,517
	2,314	9,328	1,906	13,548
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	9,707	1,337	-	11,044
Canadian provincial and municipal governments	4,376	2,771	-	7,147
U.S. federal government	15,564	1,952	-	17,516
U.S. states, municipalities and agencies	-	4,164	1	4,165
Other governments	2,837	4,228	-	7,065
NHA MBS, U.S. agency MBS and CMO	-	14,943	-	14,943
Corporate debt	2,260	3,215	-	5,475
Corporate equity	-	-	79	79
	34,744	32,610	80	67,434
Business and government Loans	-	66	2,164	2,230
Fair Value Liabilities
Securities sold but not yet purchased	18,237	8,966	172	27,375
Structured note liabilities and other note liabilities	-	16,005	-	16,005
Investment contract liabilities	-	1,011	-	1,011
	18,237	25,982	172	44,391
Derivative Assets
Interest rate contracts	13	9,594	-	9,607
Foreign exchange contracts	6	10,334	-	10,340
Commodity contracts	146	984	-	1,130
Equity contracts	214	857	-	1,071
Credit default swaps	-	52	-	52
	379	21,821	-	22,200
Derivative Liabilities
Interest rate contracts	8	7,161	-	7,169
Foreign exchange contracts	8	12,061	-	12,069
Commodity contracts	141	1,518	-	1,659
Equity contracts	129	2,482	-	2,611
Credit default swaps	-	104	1	105
	286	23,326	1	23,613

53 BMO Financial Group Third Quarter Report 2019

(Canadian $ in millions)				October 31, 2018
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	9,107	1,213	-	10,320
Canadian provincial and municipal governments	4,013	4,689	-	8,702
U.S. federal government	9,465	52	-	9,517
U.S. states, municipalities and agencies	78	1,138	-	1,216
Other governments	1,210	201	-	1,411
NHA MBS, U.S. agency MBS and CMO	60	8,869	255	9,184
Corporate debt	2,973	6,218	7	9,198
Loans	-	199	-	199
Corporate equity	49,946	4	-	49,950
	76,852	22,583	262	99,697
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	328	103	-	431
Canadian provincial and municipal governments	219	727	-	946
U.S. federal government	69	-	-	69
Other governments	-	-	-	-
NHA MBS, U.S. agency MBS and CMO	-	7	-	7
Corporate debt	178	6,643	-	6,821
Corporate equity	1,378	134	1,825	3,337
	2,172	7,614	1,825	11,611
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	11,978	827	-	12,805
Canadian provincial and municipal governments	3,315	3,547	-	6,862
U.S. federal government	16,823	-	-	16,823
U.S. states, municipalities and agencies	14	3,640	1	3,655
Other governments	3,143	1,647	-	4,790
NHA MBS, U.S. agency MBS and CMO	-	13,687	-	13,687
Corporate debt	1,959	1,797	-	3,756
Corporate equity	-	-	62	62
	37,232	25,145	63	62,440
Business and government Loans	-	-	1,450	1,450
Fair Value Liabilities
Securities sold but not yet purchased	26,336	2,468	-	28,804
Structured note liabilities and other note liabilities	-	14,186	-	14,186
Investment contract liabilities	-	800	-	800
	26,336	17,454	-	43,790
Derivative Assets
Interest rate contracts	18	8,959	-	8,977
Foreign exchange contracts	16	12,983	-	12,999
Commodity contracts	166	1,894	-	2,060
Equity contracts	286	1,872	-	2,158
Credit default swaps	-	10	-	10
	486	25,718	-	26,204
Derivative Liabilities
Interest rate contracts	14	8,620	-	8,634
Foreign exchange contracts	2	11,852	-	11,854
Commodity contracts	295	1,161	-	1,456
Equity contracts	246	2,183	1	2,430
Credit default swaps	-	36	1	37
	557	23,852	2	24,411

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and nine months ended July 31, 2019. In the nine months ended July 31, 2019, we refined our judgement of whether quoted prices for fixed income securities were obtained from markets that are active or not in the determination of whether a security should be Level 1 or Level 2, with the result that certain securities are shown as a transfer to Level 2.

During the three and nine months ended July 31, 2019, $1,734 million and $5,392 million, respectively, of trading securities, $218 million and $682 million, respectively, of FVTPL securities, $1,834 million and $9,723 million, respectively, of FVOCI securities, and $6,362 million and $9,905 million, respectively, of securities sold but not yet purchased were transferred from Level 1 to Level 2 due to our refined approach and reduced observability of the inputs used to value these securities. During the three and nine months ended July 31, 2019, $901 million and $4,260 million, respectively, of trading securities, $38 million and $390 million, respectively, of FVTPL securities, $2,335 million and $3,910 million, respectively, of FVOCI securities, and $98 million and $2,501 million, respectively, of securities sold but not yet purchased were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

54 BMO Financial Group Third Quarter Report 2019

During the three and nine months ended July 31, 2019, $53 million and $98 million, respectively, of trading securities were transferred from Level 2 to Level 3 due to changes in the market observability of inputs used in pricing these securities, $6 million and $41 million, respectively, were transferred from Level 3 to Level 2 due to the availability of observable price inputs used to value these securities.

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments during the three and nine months ended July 31, 2019, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
(Canadian $ in millions) For the three months ended July 31, 2019	Balance April 30, 2019	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2019	Change in unrealized gains (losses) recorded in income for instruments still held
Trading Securities
NHA MBS and U.S. agency MBS and CMO	215	(15)	(3)	97	(96)	-	53	(5)	246	(6)
Corporate debt	7	-	-	26	(6)	-	-	(1)	26	-
Total trading securities	222	(15)	(3)	123	(102)	-	53	(6)	272	(6)
FVTPL Securities
Corporate equity	1,907	10	(21)	77	(66)	(1)	-	-	1,906	16
Total FVTPL securities	1,907	10	(21)	77	(66)	(1)	-	-	1,906	16
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	69	-	-	10	-	-	-	-	79	na
Total FVOCI securities	70	-	-	10	-	-	-	-	80	na
Business and government Loans	2,172	-	(31)	155	-	(132)	-	-	2,164	-
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	-	172	-	-	-	172	-
Total fair value liabilities	-	-	-	-	172	-	-	-	172	-
Derivative Liabilities
Equity contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	-	-	-	-	-	-	1	-	1	-
Total derivative liabilities	-	-	-	-	-	-	1	-	1	-

(1)	Foreign exchange translation on financial instruments held by foreign subsidiaries is included in other comprehensive income, net foreign operations na – Not applicable

		Change in fair value
(Canadian $ in millions) For the nine months ended July 31, 2019	Balance October 31, 2018	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2019	Change in unrealized gains (losses) recorded in income for instruments still held
Trading Securities
NHA MBS and U.S. agency MBS and CMO	255	(22)	1	280	(326)	-	98	(40)	246	(13)
Corporate debt	7	-	-	32	(12)	-	-	(1)	26	-
Total trading securities	262	(22)	1	312	(338)	-	98	(41)	272	(13)
FVTPL Securities
Corporate equity	1,825	20	2	324	(264)	(1)	-	-	1,906	36
Total FVTPL	1,825	20	2	324	(264)	(1)	-	-	1,906	36
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	62	-	-	17	-	-	-	-	79	na
Total FVOCI securities	63	-	-	17	-	-	-	-	80	na
Business and government Loans	1,450	7	13	1,369	-	(675)	-	-	2,164	-
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	(7)	179	-	-	-	172	-
Total fair value liabilities	-	-	-	(7)	179	-	-	-	172	-
Derivative Liabilities
Equity contracts	1	-	-	-	-	-	-	(1)	-	-
Credit default swaps	1	-	-	-	-	-	1	(1)	1	-
Total derivative liabilities	2	-	-	-	-	-	1	(2)	1	-

(1)	Foreign exchange translation on financial instruments held by foreign subsidiaries is included in other comprehensive income, net foreign operations na – Not applicable

BMO Financial Group Third Quarter Report 2019 55

Note 9: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our target credit ratings; underpins our operating groups’ business strategies; and supports depositor, investor and regulator confidence, while building long-term shareholder value.

As at July 31, 2019, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks (D-SIBs), a Countercyclical Buffer and a 1.75% Domestic Stability Buffer (DSB) applicable to D-SIBs. In June 2019, OSFI set the DSB at 2.0% effective October 31, 2019. Our capital position as at July 31, 2019 is detailed in the Capital Management section of Management’s Discussion and Analysis of the Third Quarter 2019 Report to Shareholders.

Note 10: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended July 31, 2019 and 2018. During the nine months ended July 31, 2019, we granted a total of 931,047 stock options (705,398 stock options during the nine months ended July 31, 2018). The weighted-average fair value of options granted during the nine months ended July 31, 2019 was $10.23 per option ($11.30 per option for the nine months ended July 31, 2018).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2019	July 31, 2018
Expected dividend yield	5.7%	4.1%
Expected share price volatility	20.0% - 20.1%	17.0% - 17.3%
Risk-free rate of return	2.5%	2.1%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	89.90	100.63

  Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
Current service cost	48	52	2	7
Net interest (income) expense on net defined benefit (asset) liability	(5)	(2)	10	11
Administrative expenses	1	1	-	-
Benefits expense	44	51	12	18
Canada and Quebec pension plan expense	23	21	-	-
Defined contribution expense	37	34	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	104	106	12	18

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
Current service cost	144	157	7	22
Net interest (income) expense on net defined benefit (asset) liability	(14)	(6)	29	34
Past service income	(5)	-	-	-
Administrative expenses	3	3	-	-
Benefits expense	128	154	36	56
Canada and Quebec pension plan expense	70	65	-	-
Defined contribution expense	127	124	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	325	343	36	56

56 BMO Financial Group Third Quarter Report 2019

Note 11: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to equity holders of the bank, after deducting dividends on preferred shares and distributions on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present our basic and diluted earnings per share:

Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
Net income attributable to equity holders of the bank	1,557	1,537	4,564	3,756
Dividends on preferred shares and distributions on other equity instruments	(59)	(50)	(159)	(141)
Net income available to common shareholders	1,498	1,487	4,405	3,615
Weighted-average number of common shares outstanding (in thousands)	638,900	640,400	638,803	643,937
Basic earnings per common share (Canadian $)	2.34	2.32	6.90	5.61
Diluted Earnings Per Common Share
Net income available to common shareholders adjusted for impact of dilutive instruments	1,498	1,487	4,405	3,615
Weighted-average number of common shares outstanding (in thousands)	638,900	640,400	638,803	643,937
Effect of dilutive instruments
Stock options potentially exercisable (1)	5,734	5,925	5,697	5,560
Common shares potentially repurchased	(4,184)	(3,970)	(4,137)	(3,549)
Weighted-average number of diluted common shares outstanding (in thousands)	640,450	642,355	640,363	645,948
Diluted earnings per common share (Canadian $)	2.34	2.31	6.88	5.60

(1)

In computing diluted earnings per share we excluded average stock options outstanding of 687,059 and 908,194 with a weighted-average exercise price of $104.14 and $102.98, respectively, for the three and nine months ended July 31, 2019 (1,007,064 and 1,612,662 with a weighted-average exercise price of $132.86 and $120.44, respectively, for the three and nine months ended July 31, 2018) as the average share price for the period did not exceed the exercise price.

Note 12: Income Taxes

During the quarter, Canada Revenue Agency (CRA) reassessed us for additional taxes and interest in an amount of approximately $250 million in respect of certain 2014 Canadian corporate dividends. In prior fiscal years, we were reassessed by the CRA for additional income taxes and interest of approximately $361 million for certain 2011-2013 Canadian corporate dividends. In its reassessments, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the CRA in the reassessments were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. In the future, we expect to be reassessed for significant income tax for similar activities in 2015 and subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge any reassessment.

Note 13: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

For additional information refer to Note 25 of the consolidated financial statements for the year ended October 31, 2018 on pages 203 to 205 of the Annual Report.

BMO Financial Group Third Quarter Report 2019 57

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2019	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,498	1,067	237	538	(123)	3,217
Non-interest revenue	550	298	1,876	662	63	3,449
Total Revenue	2,048	1,365	2,113	1,200	(60)	6,666
Provision for credit losses on impaired loans	174	61	-	7	1	243
Provision for (recovery of) credit losses on performing loans	30	37	(2)	3	(5)	63
Total provision for (recovery of) credit losses	204	98	(2)	10	(4)	306
Insurance claims, commissions and changes in policy benefit liabilities	-	-	887	-	-	887
Amortization	85	114	68	34	-	301
Non-interest expense	885	690	817	760	38	3,190
Income (loss) before taxes	874	463	343	396	(94)	1,982
Provision for (recovery of) income taxes	226	95	94	83	(73)	425
Net Income	648	368	249	313	(21)	1,557
Average Assets	240,205	129,143	41,891	343,009	82,715	836,963

For the three months ended July 31, 2018	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,402	994	212	410	(136)	2,882
Non-interest revenue	532	280	1,328	695	77	2,912
Total Revenue	1,934	1,274	1,540	1,105	(59)	5,794
Provision for (recovery of) credit losses on impaired loans	120	54	2	3	(2)	177
Provision for (recovery of) credit losses on performing loans	17	(14)	2	4	-	9
Provision for (recovery of) credit losses	137	40	4	7	(2)	186
Insurance claims, commissions and changes in policy benefit liabilities	-	-	269	-	-	269
Amortization	82	111	55	32	-	280
Non-interest expense	850	661	821	669	78	3,079
Income (loss) before taxes	865	462	391	397	(135)	1,980
Provision for (recovery of) income taxes	224	98	100	96	(75)	443
Net Income	641	364	291	301	(60)	1,537
Average Assets	225,562	112,935	36,595	312,369	76,929	764,390

(Canadian $ in millions)
For the nine months ended July 31, 2019	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	4,338	3,161	699	1,698	(372)	9,524
Non-interest revenue	1,585	858	5,396	1,863	170	9,872
Total Revenue	5,923	4,019	6,095	3,561	(202)	19,396
Provision for (recovery of) credit losses on impaired loans	410	94	1	20	(5)	520
Provision for (recovery of) credit losses on performing loans	52	33	(1)	20	(5)	99
Total provision for (recovery of) credit losses	462	127	-	40	(10)	619
Insurance claims, commissions and changes in policy benefit liabilities	-	-	2,374	-	-	2,374
Amortization	248	343	199	105	-	895
Non-interest expense	2,635	2,004	2,463	2,368	278	9,748
Income (loss) before taxes	2,578	1,545	1,059	1,048	(470)	5,760
Provision for (recovery of) income taxes	668	327	266	231	(296)	1,196
Net Income	1,910	1,218	793	817	(174)	4,564
Average Assets	235,815	124,636	40,345	342,549	82,759	826,104

For the nine months ended July 31, 2018	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	4,120	2,833	616	1,291	(437)	8,423
Non-interest revenue	1,547	817	4,114	1,940	171	8,589
Total Revenue	5,667	3,650	4,730	3,231	(266)	17,012
Provision for (recovery of) credit losses on impaired loans	348	197	4	(14)	(12)	523
Provision for (recovery of) credit losses on performing loans	18	(56)	(1)	3	-	(36)
Provision for (recovery of) credit losses	366	141	3	(11)	(12)	487
Insurance claims, commissions and changes in policy benefit liabilities	-	-	962	-	-	962
Amortization	242	338	172	92	-	844
Non-interest expense	2,537	1,854	2,461	2,002	586	9,440
Income (loss) before taxes	2,522	1,317	1,132	1,148	(840)	5,279
Provision for income taxes	647	295	279	290	12	1,523
Net Income	1,875	1,022	853	858	(852)	3,756
Average Assets	223,467	108,591	35,375	303,526	74,222	745,181

(1)	Corporate Services includes Technology and Operations.

  We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

58 BMO Financial Group Third Quarter Report 2019